

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 5, 2014

Via Facsimile
Clay Newton
Principal Financial Officer
FX Energy, Inc.
3006 Highland Drive, Suite 206
Salt Lake City, Utah 84106

> **Re:**   **FX Energy, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed March 14, 2013**
> **Response Letter Dated January 24, 2014**
> **File No. 001-35012**

Dear Mr. Newton:

We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Properties, page 26

Reserve Volumes and Values, page 28

1.   The total dollar amount of the net present value discounted at 10% ("PV-10 Value") obtained from the revised reserves reports (Exhibits 99.01 and 99.02), filed as correspondence on January 24, 2014, appears to differ from the total "PV-10 Value" disclosed on page 28 and elsewhere on pages 5 and 55 in the filing on Form 10-K. Furthermore, it appears to us that each of the disclosures noted as the "PV-10 Value" in Form 10-K correspond to the dollar amounts relating to the standardized measure of future net cash flows as disclosed on page F-30. We also note the definition of "PV-10

Value" on page 43 in the filing on Form 10-K appears to suggest the "PV-10 Value" is synonymous with the standardized measure of future net cash flows ("SMOG").

Please note that PV-10 is a non-GAAP measure determined excluding future income tax expenses; whereas, the calculation of the standardized measure of future net cash flows, set forth in FASB ASC paragraphs 932-235-55-6 and 932-235-50-31, includes the dollar amount of future income tax expenses. Please revise the disclosure of the estimates of "PV-10 Value" or alternatively, revise the disclosure to indicate such estimates are the standardized measure of future net cash flows. Furthermore, please provide a revised definition of "PV-10 Value."

You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 with questions about engineering comments. Please contact me at (202) 551-3740 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director